Exhibit 2.2

Execution Version

AMENDMENT NO. 1 TO ASSET PURCHASE AGREEMENT

THIS AMENDMENT NO. 1 TO ASSET PURCHASE AGREEMENT (this “Amendment”) is made and entered into as of June 30, 2006 by and among Bluegrass Container Company, LLC, a Delaware limited liability company (“Purchaser”), Smurfit-Stone Container Enterprises, Inc., a Delaware corporation (“SSCE”), and Smurfit-Stone Container Canada Inc., a company continued under the Companies Act (Nova Scotia) (“Smurfit Canada” and, together with SSCE, individually referred to as a Seller and collectively referred to as the “Sellers”). Purchaser, SSCE and Smurfit Canada are sometimes referred to herein collectively as the “Parties” and individually as a “Party.”

RECITALS

WHEREAS, Purchaser, SSCE and Smurfit Canada are parties to an Asset Purchase Agreement, dated May 11, 2006 (the “Purchase Agreement”; terms defined in the Purchase Agreement and not otherwise defined herein are being used herein as therein defined), providing, subject to the terms and conditions set forth therein, for the sale, transfer, assignment, conveyance and delivery by Sellers to Purchaser of all of Sellers’ right, title and interest in and to the Purchased Assets; and

WHEREAS, Purchaser, SSCE and Smurfit Canada have agreed, pursuant to Section 16.02 of the Purchase Agreement, to amend the Purchase Agreement on the terms provided herein.

NOW, THEREFORE, in consideration of the foregoing and other good and valuable consideration, the receipt of which is hereby acknowledged, the Parties agree as follows:

Section 1.           Amendment.   The Purchase Agreement is hereby amended as follows:

(a)           Purchased and Retained Assets.   The U.S. trademark applications and computer software licenses set forth on Annex A attached hereto shall be transferred, assigned and conveyed to Purchaser and included in the Purchased Assets and Section 1.02 (Intellectual Property) of the Disclosure Schedule is hereby amended to include the items set forth on Annex A attached hereto. Section 1.02 (Retained Assets) of the Disclosure Schedule is hereby amended by deleting therefrom the applicable computer software licenses set forth in number 1 on Annex A attached hereto.

(b)           Closing.   Pursuant to Section 3.01 of the Purchase Agreement, the Parties hereby agree that the Closing shall take place at the offices of Simpson Thacher & Bartlett LLP, 425 Lexington Avenue, New York, NY  10017.

(c)           Effective Time.   The final sentence of Section 3.01 of the Purchase Agreement is hereby amended to read in its entirety as follows:

“For purposes of determining the Closing Balance Sheet, the Closing shall be treated as occurring at 11:59 p.m. local time on the Closing Date.”

(d)           Allocation of Purchase Price.   (i) The last sentence of Section 2.10(a) of the Purchase Agreement shall be amended to read in its entirety as follows: “The parties hereto shall make appropriate adjustments to the allocations on the Purchase Price Allocation Schedule to reflect any adjustments to the Purchase Price, provided, however, that the final Purchase Price allocated to the Purchased Assets Smurfit Canada is conveying under this Agreement shall not be adjusted other than as provided in Section 2.10(b).” and (ii) Section 2.10(b) of the Purchase Agreement shall be amended to read in its entirety as follows:

“The Sellers and Purchaser agree that $25,201,000 (the “Estimated Canadian Purchase Price Allocation”) of the Estimated Purchase Price is being paid to SSCE on behalf of Smurfit Canada for the Purchased Assets it is conveying under this Agreement.  The Sellers and Purchaser further agree that the Estimated Canadian Purchase Price Allocation is based on the balance sheet set forth as Exhibit O to this Agreement. The Sellers and Purchaser shall make appropriate adjustments to such allocation to reflect the portion of the Purchase Price (as finally determined under this Agreement) that is being paid for the assets being conveyed by Smurfit Canada under this Agreement to reflect Smurfit Canada’s actual working capital accounts used for purposes of determining the Closing Balance Sheet (as finally determined in accordance with Section 2.05) for purposes of the settlement of the Purchase Price under Section 2.06. The Sellers and Purchaser agree to prepare the Purchase Price Allocation Schedule (and adjustments thereto) and report the transactions contemplated by this Agreement consistently with the allocations and adjustments required under this Section 2.10(b).”

(e)           Canadian Appraisal.   Section 2.10(c) of the Purchase Agreement shall be deleted in its entirety.

(f)            Exhibit O.   Exhibit O attached hereto is hereby added to the Purchase Agreement.

(g)           Pre Closing Title Policy and Survey Delivery.   The introductory phrase in Section 6.02(a) of the Purchase Agreement shall be amended to read in its entirety as follows:

“At least seven (7) days prior to the Closing Date, as and to the extent requested by the Purchaser, the Sellers shall obtain and deliver to the Purchaser.”

(h)           Required Consents.   Section 9.05 of the Disclosure Schedule is hereby amended by deleting therefrom the agreements listed on Annex B.

(i)            Consents Not Obtained as of Closing and Flood Indemnity.

(i)            Exhibit P attached hereto is hereby added to the Purchase Agreement. With respect to the consents, approvals and authorizations in respect of the agreements set forth on Exhibit P attached hereto, the Purchaser and Sellers acknowledge and agree Section 15.02 of the Purchase Agreement shall apply thereto.

(ii)           Section 12.02 of the Purchase Agreement is hereby amended as follows:

(A)          the word “and” at the end of Section 12.02(b) of the Purchase Agreement is deleted;

(B)           the period at the end of Section 12.02(c) of the Purchase Agreement is deleted and replaced with ”;

(C)           the following is added as Section 12.02(d) and (e) of the Purchase Agreement:

“(d)         the failure to obtain as of the Closing on the Closing Date any consents, approvals or authorizations that are required under the terms of the agreements set forth in Exhibit P attached hereto, including without limitation any Losses which arise out of or are in respect of (i) business interruption at any applicable facility of the Business, (ii) entering into replacement agreements or arrangements with the same or different counterparties, and (iii) loss of profits from the applicable agreements or counterparty or customer relationships; and”

“(e)         the flooding in the period around the Closing Date at the Business’s Philadelphia and Valley Forge Properties (the “Flooding” and such properties, the “PA Properties”)), including without limitation any (i) clean-up, repair and replacement of the PA Properties and any Purchased Assets at the PA Properties at the time of the Flooding, (ii) business interruption at the PA Properties and lost profits as a result of the Flooding at the PA Properties, and (iii) shift in production or fulfillment of products to alternate facilities (other than the PA Properties) as a result of the Flooding, including additional freight charges and overtime charges at such alternate facilities. Purchaser acknowledges that any such Losses will be net of any insurance proceeds actually recovered by Purchaser as contemplated by Section 12.03(e). Losses subject to indemnification under this Section 12.02(e) shall not exceed $5 million in the aggregate, subject to additional sharing of insurance proceeds pursuant to the following sentences. Purchaser and Sellers shall each use commercially reasonable efforts to mitigate Losses relating to the Flooding. Purchaser agrees to use all commercially reasonable efforts to re-start the production at the PA Properties as soon as commercially reasonable. Sellers shall use commercially reasonable efforts to obtain recovery under any available insurance in respect of Losses which arise out of or are in respect of the Flooding, whether for Losses or occurrences  before or after the Closing, and Purchaser shall reasonably cooperate with Sellers in any such insurance claims, including, without limitation, providing Seller with reasonable access to the PA Properties and any documents or records in support of an insurance claim related to the Flooding. In addition to and without limiting the foregoing indemnification, SSCE shall pay to Purchaser all insurance proceeds actually recovered by Sellers relating to the Flooding, other than business interruption proceeds, for which Sellers shall pay to Purchaser that portion of any business interruption insurance proceeds received by Sellers in respect of the Flooding equal to a fraction (x) the numerator of which is the number of days of business interruption at the applicable PA Property due to the Flooding which occur on and after the Closing Date and (y) the denominator of which is the total number of days of business interruption at the applicable Property due to the Flooding before and after the Closing, any such payment to be made contemporaneously with (or offset against) any payment pursuant to Section 2.06.”

(iii)          The following sentence shall be added to Section 12.03(a) of the Purchase Agreement:

“The Indemnified Party shall not be entitled to assert any right of indemnification pursuant to Section 12.02(d) for any Loss after one year after the Closing Date; provided that if a Notice of Claim shall have been given prior to such date, the Indemnified Party shall continue to have the right to be indemnified with respect to such pending claim.”

(j)            Technology Employees.   Section 14.01(a)(i) of the Purchase Agreement shall be amended to read in its entirety as follows:

“(a)         (i)  Effective on the Closing Date, the Purchaser agrees to offer immediate employment at a comparable job and at a comparable rate of pay at the same employment location to the following employees so that no period of unemployment would occur between employment with the Sellers prior to the Closing Date and employment with the Purchaser on or after the Closing Date:  (A) other than those employees designated by the Sellers in Section 14.01 of the Disclosure Schedule, all of the Sellers’ salaried and non-union hourly personnel employed immediately prior to the Closing Date in the Business, (the “Non-Union Employees”); (B) all of the Sellers’ unionized hourly personnel employed immediately prior to the Closing Date in the Business, in accordance with the terms and conditions of the Collective Bargaining Agreements applicable to such employees, as further explained in Section 14.03 (the “Hourly Employees”); and (C) subject to Section 14.01(d), all employees employed by the Sellers immediately prior to the Closing Date in the Business and who are temporarily absent from active employment by reason of disability, illness, injury, workers’ compensation, military leave, approved leave of absence or layoff who, at the Closing Date, have rights to return to employment under the Sellers’ policies (the “Inactive Employees”) (collectively, the Inactive Employees, Non-Union Employees and Hourly Employees shall be the “Business Employees”). All actively employed Business Employees who accept the Purchaser’s offer of employment and are actively employed by the Sellers immediately prior to the Closing Date (the “Transferred Employees”) shall become immediately employed on an uninterrupted basis by the Purchaser as of the Closing Date. Notwithstanding the foregoing, with respect to any Business Employees based in Canada, Purchaser shall offer employment to and/or hire such Business Employees under terms that comply with applicable Law.”

(k)           Disclosure Schedule.   Section 14.01(a)(iv) of the Disclosure Schedule shall be deleted in its entirety. Section 15.07(g) of the Disclosure Schedule is hereby amended as follows:

(i) the text beginning with “IBAG SUPPORT”  and ending with “IBAG programmers required” is deleted in its entirety and replaced with the following:

IBAG SUPPORT
Rich Allen -	Corporate IT (Manager)
Will Jim -	Corporate IT (Full BPCS Programmer)
Dave Piecuch -	Corporate IT (BPCS / IBAG Programmer)
Mark Radeke -	Corporate IT (Planet Press and TL Ashford Labels Support)
Kim Rogers -	Corporate IT (BPCS / IBAG Programmer / SARBOX)
Graham Climpson -	Corporate IT (IBAG Programmer)
George Levison -	Corporate IT (IBAG Database Administrator)
Marsha Johnson -	Corporate IT (IBAG)

8 Total IBAG Support

(ii)  the text beginning with “COMPAQ SUPPORT”  and ending with “not included in the 13 above.” is deleted in its entirety and replaced with the following:

COMPAC SUPPORT
Kevin Long -	Corporate IT (COMPAC Project Leader)
Brad Hansen -	Corporate IT (COMPAC Programmer)
Paul Brennan -	Corporate IT (COMPAC Programmer)
Kim Voyles -	Corporate IT (COMPAC Support)
Phil Rolsing -	Corporate IT (COMPAC Support)

5 Total COMPAC Support

13 Total direct Support

(l)            Employment by Purchaser Following Closing.   For purposes of Article XIV of the Purchase Agreement, references to employment of and the provision of benefits to the Transferred Employees by the Purchaser effective as of the Closing Date shall be deemed to require the Purchaser to employ and provide such benefits to the Transferred Employees immediately as of the start of the first day following the Closing Date.

(m)          Defined Benefit Plans.   Section 14.07 of the Purchase Agreement shall be amended to read in its entirety as follows:

“14.07     Defined Benefit Plans.

(a)           The Sellers offer certain defined benefit plans to its employees (the “Sellers’ Defined Benefit Plans”). Immediately prior to the Closing, Sellers shall cause each of the Transferred Employees to become fully vested in all of their account balances under the Sellers’ Defined Benefit Plans. The Sellers shall freeze all credited service for vesting and benefit accrual purposes as of the Closing Date for all Transferred Employees participating in and covered by Sellers’ Defined Benefit Plans, other than the Assumed Canadian Plan.

(b)           As of the Closing Date, the Purchaser or one or more of its Affiliates shall establish or maintain one or more defined benefit plans to cover the Hourly/Union Employees and one or more benefit replacement plans to cover the salaried Non-Union Employees who are also Transferred Employees (the “Salaried Employees”), as described below.

(i)            The defined benefit plans established or maintained by the Purchaser or one or more of its Affiliates to cover the Hourly/Union Employees shall be referred to as the “Purchaser’s Hourly Defined Benefit Plans” and shall provide the Hourly/Union Employees with substantially similar features of Sellers’ Defined Benefit Plans in effect as of the Closing Date, including, but not limited to provisions regarding credited service for eligibility and vesting, compensation, computation of benefit levels, eligibility for a benefit and the form and timing of a benefit distribution, early retirement opportunities, disability retirement opportunities, and other existing subsidies. The Purchaser’s Hourly Defined Benefit Plans shall provide that credited service for eligibility and vesting, and entitlement to benefits (but not for purposes of benefit accruals or other benefit factors, except and only to the extent such benefit factors are expressly required pursuant to the terms of an applicable Collective Bargaining Agreement) under the Sellers’ Defined Benefit Plans (including recognition of original hire date therewith) shall be recognized under Purchaser’s Hourly Defined Benefit Plans.

(ii)           The benefit replacement plans established by the Purchaser or one or more of its Affiliates to cover the Salaried Employees shall be referred to as the “Purchaser’s Salaried Employee Replacement Plans” and shall provide the Salaried Employees with a substantially similar economic benefit under a defined contribution plan platform as would have been provided to them under the Sellers’ Defined Benefit Plans in effect as of the Closing Date. In determining eligibility, vesting and calculation of benefits contributions under the Purchaser’s Salaried Employee Replacement Plans, the defined contribution plan platform shall be designed to recognize credited service under the Sellers’ Defined Benefit Plans (including recognition of original hire date therewith). The terms of the Salaried Employee Replacement Plans shall be substantially similar to the terms that were proposed by Purchaser to Sellers in the written presentation delivered prior to the Closing Date.

(c)           Notwithstanding anything to the contrary herein, the Sellers agree to provide to the Purchaser descriptions of any material amendments, modifications, or reductions to the benefits under any of the Sellers’ Defined Benefit Plans which are made within one year of the Closing Date to the extent Sellers reasonably conclude that such amendments, modifications or reductions would have affected Transferred Employees if the Transferred Employees had remained in the employment of the Sellers. The Purchaser shall be entitled, but not obligated, to make conforming amendments or modifications with respect to, or conforming reductions with respect to benefits levels under, the corresponding Purchaser’s Hourly Defined Benefit Plans and Purchaser’s Salaried Employee Replacement Plans, as applicable.

(d)           In relation to the Assumed Canadian Plan, Smurfit Canada shall, in accordance with clause (p) of the definition of Purchased Assets, instruct the trustee appointed under the master trust agreement between Smurfit Canada and such trustee (the “Master Trust”), forthwith after the Closing Date, to redeem units of the Master Trust held by the trustee of the Assumed Canadian Plan for cash or marketable securities in such manner as agreed to by the Purchaser and Sellers, acting reasonably, subject to and in accordance with the terms of the Master Trust. Smurfit Canada shall instruct the trustee of the Master Trust to transfer the assets of the redeemed units to the pension fund of the Assumed Canadian Plan as designated by the Purchaser in such manner as agreed to by the Purchaser and Sellers. Smurfit Canada and the Purchaser shall do all other things necessary so as to effect the cessation of the Assumed Canadian Plan as a participating plan under the Master Trust effective as of the Closing Date.

(e)           Notwithstanding any other provision of this Agreement, the Purchaser hereby agrees that, through the first anniversary of the day before the Closing Date, Purchaser’s Salaried Employee Replacement Plans shall not be terminated or suspended, nor shall any amendment of the Purchaser’s Salaried Employee Replacement Plans be made which contradicts this Section 14.07(e) or otherwise effectively reduces or eliminates the total value of benefits to be provided under Purchaser’s Salaried Employee Replacement Plans for any Salaried Employees during such one (1) year period, except as may be required by the applicable government agency or by Law to ensure continued compliance with the Code or ERISA. Purchaser further agrees that, through the first anniversary of the day before the Closing Date, Purchaser’s Hourly Defined Benefit Plans, with respect to the Hourly/Union Employees who are non-union employees, shall not be terminated or suspended, nor shall any amendment of the Purchaser’s Hourly Defined Benefit Plans be made which contradicts this Section 14.07(e) or otherwise effectively reduces or eliminates the total value of benefits to be provided under Purchaser’s Hourly Defined Benefit Plans for  the Hourly/Union Employees who are  non-union employees during such one (1) year period, except as may be required by the applicable government agency or by Law to ensure continued compliance with the Code or ERISA. Finally, the Purchaser agrees that the Purchaser’s Hourly Defined Benefit Plans, with respect to the Hourly Employees who are also Transferred Employees who are covered under the Purchaser’s Hourly Defined Benefit Plans, will be operated in accordance with the terms and conditions of the Collective Bargaining Agreements applicable to such Hourly Employees as of the Closing Date, as further explained in Section 14.03.”

(n)           Miscellaneous Employee Matters.   Section 14.09 of the Purchase Agreement shall be amended to read in its entirety as follows:

“14.09     Miscellaneous Employee Matters.   With respect to employment tax matters:  (i) Seller shall prepare, file, and furnish IRS Forms W-2 with respect to all Transferred Employees based in the United States for all earnings prior to and including the Closing Date;  (ii) Purchaser shall prepare, file, and furnish IRS Forms W-2 with respect to all Transferred Employees based in the United States for all earnings after the Closing Date; and (iii) Purchaser shall be responsible for creating new IRS Forms W-4 with respect to all Transferred Employees based in the United States after the Closing Date.”

(o)           Multiemployer Plans.   The last paragraph of Section 14.11 of the Purchase Agreement shall be amended to read in its entirety as follows:

“Notwithstanding anything to the contrary set forth in this Section 14.11, (i) with respect to the Kansas City Multiemployer Plan, SSCE shall pay all costs and expenses (including reasonable attorneys’ fees) of Purchaser in connection with any bond which Purchaser obtains to satisfy the trustee of the Kansas City Multiemployer Plan and SSCE shall remain primarily liable to Purchaser for any liabilities, costs and expenses (including reasonable attorneys’ fees) including, but not limited to, withdrawal liability, if any, which are incurred or become payable  by Purchaser which would not have otherwise been incurred or payable by Purchaser as a new contributing employer to the Kansas City Multiemployer Plan but for Purchaser’s agreement to satisfy Section 4204 of ERISA with respect to such Kansas City Multiemployer Plan as set forth in this Section 14.11 and (ii) with respect to all Multiemployer Plans other than the Kansas City Multiemployer Plan, SSCE and Purchaser shall split equally all costs and expenses (including reasonable attorneys’ fees) of Purchaser in connection with any bond, escrow, letter of credit or other form of credit support which Purchaser obtains to satisfy the requirements of Section 4204 of ERISA. Either Purchaser or Sellers shall promptly notify the other party of any demand for payment of withdrawal liability received by Purchaser or Sellers from any Multiemployer Plan.”

(p)           Use of Business Names.   Section 15.04(c) of the Purchase Agreement shall be amended to add the following sentence at the end of such section:

“Notwithstanding the foregoing, during the term of the Transition Services Agreement, the Purchaser and its Affiliates may use the “Smurfit-Stone” name for purposes of routing and addressing electronic invoices distributed to third parties through SSCE’s “EDI” software system; provided that SSCE and Purchaser shall cooperate and use their commercially reasonable efforts to eliminate the use of the “Smurfit-Stone” name from such invoicing information (other than address and routing information) as soon as commercially practicable after Closing.”

(q)           Certain Obligations Related to Obtaining a Waiver of the Bond, Escrow, or Letter of Credit Held in Escrow in Compliance with ERISA Section 4204.   As agreed to in Section 14.11 of the Purchase Agreement, Sellers and Purchaser shall cooperate to obtain a waiver of the requirement of Section 4204 of ERISA to provide a bond, escrow, or letter of credit held in escrow (the “Bond Requirement”) to the Multiemployer Plans to which Sellers are currently obligated to contribute subject to the Collective Bargaining Agreements which are set forth in Section 14.11 of the Disclosure Schedule. In furtherance of the agreements set forth in Section 14.11 of the Purchase Agreement, Seller and Purchaser hereby further agree as follows:

(i)            Seller agrees to provide Purchaser with contact information (i.e., name, address, etc.) for each Multiemployer Plan as soon as practicable after the Closing;

(ii)           Purchaser agrees to contact each Multiemployer Plan as soon as practicable after Seller delivers the information described in clause (i) above, to inform the Multiemployer Plan in writing that both Seller and Purchaser intend for the sale of the Business to be covered under ERISA Section 4204;

(iii)          Purchaser and Seller shall cooperate to submit a request for a waiver of the Bond Requirement to each Multiemployer Plan by December 31, 2006, whereby such request contains the information or documentation required by such Multiemployer Plan to determine whether one of the criteria in Sections 4204.12 or 4204.13 of the PBGC regulations is satisfied;

(iv)          Purchaser agrees that in the event any Multiemployer Plan declines to grant a waiver of the Bond Requirement, the Purchaser shall, within thirty (30) days of the date in which the Purchaser receives the notice of the Multiemployer Plan’s decision, provide such Multiemployer Plan with a bond to be obtained by Purchaser issued by a corporate surety corporation, a sum to be provided by Purchaser held in escrow by a bank or similar financial institution, or an irrevocable letter of credit held in escrow, as provided under and consistent with Section 14.11 of the Purchase Agreement.

(r)            Defined Terms.   The following definitions shall be added to Section 1.02 of the Purchase Agreement:

“Hourly/Union Employees” shall mean each of the Hourly Employees and hourly Non-Union Employees who are also Transferred Employees.”

“Kansas City Multiemployer Plan” shall mean the Central States, Southeast and Southwest Areas Pension Fund that is listed on Section 14.11 of the Disclosure Schedule.”

“Master Trust” — See Section 14.07(d).”

“Purchaser’s Hourly Defined Benefit Plans” — See Section 14.07(b)(i).”

“Purchaser’s Salaried Employee Replacement Plans” — See Section 14.07(b)(ii).”

“Salaried Employees” — See Section 14.07(b).”

(s)           Shared Equipment Leases.   With respect to the PMCC Lease, GE Capital Lease No. 1, GE Capital Lease No. 2, Hyster Master Lease, Caterpillar Master Lease, Auto Master Lease and DLL Master Leases referred to in Section 5.12 of the Purchase Agreement, (i) Sellers hereby convey to Purchaser on the date hereof an equitable assignment and sublease to Purchaser of all of Sellers’ right, benefit, title and interest in and to such leases and the Purchased Assets subject to such leases, including the PMCC CRB Equipment, GE No. 1 CRB Equipment, Hyster CRB Equipment, Caterpillar CRB Equipment, Leased CRB Autos and DLL Equipment (collectively, the “Leased Equipment”), (ii) the Purchaser shall be deemed the Sellers’ agent for the purpose of fulfilling and discharging all of Sellers’ rights and liabilities arising after the Closing Date under such leases with respect to the Leased Equipment, (iii) Purchaser shall comply with the terms of such leases as they relate to the Leased Equipment, and (iv) the Sellers shall take all reasonably necessary steps and actions to provide the Purchaser with the benefits of such leases until such time as Sellers, Purchaser and the applicable equipment lessor enter into new leases, subleases or other instruments as contemplated to be entered into prior to the Closing Date by Section 5.12 of the Purchase Agreement.

(t)            Cooperation.   In furtherance of Section 3.05 of the Purchase Agreement, Sellers covenant and agree to cooperate with Purchaser to continue to identify leased equipment used in the Business under equipment leases and related Liens and to work the applicable equipment lessors to obtain amendments or assumptions to such leases to reflect the lease of such equipment by Purchaser.

(u)           Disclosure Schedules.   The Disclosure Schedules shall be amended to reflect the changes as and to the extent indicated on Annex C hereto.

Section 2.               Effective Date; No Implied Amendments.   Each of the Parties agrees that the amendment to the Purchase Agreement contained herein shall be effective upon execution of this Amendment by each Party. Except as specifically amended by this Amendment, the Purchase Agreement shall remain in full force and effect in accordance with its respective terms and is hereby ratified and confirmed. This Amendment shall not be deemed to constitute a waiver of, or consent to, or a modification or amendment of, any other provision of the Purchase Agreement except as expressly provided herein or to prejudice any other right or rights which any Party may now have or may have in the future under or in connection with the Purchase Agreement.

Section 3.               Benefit of the Agreement.   This Amendment is solely for the benefit of the Sellers and their respective successors and permitted assigns with respect to the obligations of Purchaser under this Amendment, and for the benefit of Purchaser and its successors and permitted assigns with respect to the obligations of the Sellers under this Amendment. This Amendment shall not be deemed to confer upon or give to any other third party any remedy, claim, liability, reimbursement, cause of action or other right.

Section 4.               Headings.   The captions of the various Articles and Sections of this Amendment have been inserted only for convenience of reference and shall not be deemed to modify, explain, enlarge or restrict any of the provisions of this Amendment.

Section 5.               Governing Law.   The validity, interpretation and effect of this Amendment shall be governed exclusively by the laws of the State of New York, excluding the “conflict of laws” rules thereof.

Section 6.               Counterparts.   This Amendment may be executed in one or more counterparts, each of which shall be deemed an original, but all of which, together, shall constitute one and the same instrument.

Section 7.               References to Agreement.   On and after the date hereof, each reference in the Purchase Agreement to “this Agreement,” “hereunder,” “hereof” or words of like import referring to the Purchase Agreement shall mean the Purchase Agreement as amended by this Amendment.

[signature page follows]

IN WITNESS WHEREOF, the Parties have executed this Amendment No. 1 to Asset Purchase Agreement as of the date first written above.

BLUEGRASS CONTAINER COMPANY, LLC

By:	/s/ Kenneth E. Kushibab
Name:
Title:

SMURFIT-STONE CONTAINER ENTERPRISES, INC.

By:	/s/ Dean R. Jones
Name:
Title:

SMURFIT-STONE CONTAINER CANADA INC.

By:	/s/ Dean R. Jones
Name:
Title:

Schedules and Exhibits

Annex A – Additional Purchased Assets

Annex B – Waiver of Required Consents

Annex C – Disclosure Schedules

Exhibit O – Estimated June 30, 2006 Balance Sheet related to Canadian Assets

Exhibit P – Consents Not Obtained at Closing